4 First American Way Santa Ana, CA 92707 Direct 714.250.7662 Fax 714.250.6917 corelogic.com

April 16, 2012

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attn: Gabriel Eckstein

Re:	CoreLogic, Inc.
Registration Statement on Form S-4
Filed March 9, 2012
File No. 333-180033

Ladies and Gentlemen:

Thank you for your letter dated April 3, 2012 addressed to CoreLogic, Inc. (“CoreLogic” or the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the document listed above.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

General

1.	The staff is concurrently conducting a review of your Form 10-K for the fiscal year ended December 31, 2011. Please be advised that our comments on your Form 10-K will need to be resolved prior to the requested effectiveness date of your registration statement.

Company Response:

Based on our telephone conversation with Mr. Eckstein, we understand that the above comment refers to our Form 10-K for the fiscal year ended December 31, 2010 and the letter from the Staff dated February 29, 2012 related to that Form 10-K. We acknowledge that the registration statement will not be declared effective until your comments on that Form 10-K are resolved.

2.	We note that you are registering the 7.25% Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also

Securities and Exchange Commission

April 16, 2012

Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Company Response:

Enclosed herewith is a supplemental letter stating that CoreLogic is registering the exchange offer in reliance on the Staff’s position contained in the Exxon Capital Holdings Corp., Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters. The supplemental letter includes the representations referred to in such no-action letters.

Forward-Looking Statements, page 1

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Company Response:

We have made the requested change and deleted the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

The Exchange Offer

Expiration date; extension; termination; amendment, page 30

4.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Company Response:

We confirm that the expiration date will be included in the final prospectus to be disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Securities and Exchange Commission

April 16, 2012

Company Response:

We have revised the registration statement to include the following:

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or if we waive a material condition of the exchange offer, we will extend the exchange offer consistent with Rule 162 under the Securities Act and Rule 13e-4 under the Exchange Act, including extending the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change or waiver. The SEC has taken the position that the minimum period during which an offer must remain open following material changes in the terms of the exchange offer or information concerning the exchange offer (other than a change in price or a change of more than two percent in percentage of securities sought, for which an extension of ten business days is required) will depend upon the facts and circumstances, including the relative materiality of the terms or information.

6.	Please revise to indicate how the public announcement of the extension of the offer discloses the number of securities deposited to date, in accordance with the requirements of Exchange Act Rule 14e-1(d).

Company Response:

We have made the requested change and revised the registration statement to indicate that the public announcement or press release of the extension of the exchange offer will include the approximate number of securities deposited to date.

Acceptance of restricted notes for exchange; delivery of note, page 36

7.	Please revise the disclosure in the first paragraph to state that the issuer will issue the new notes promptly after expiration rather than after acceptance.

Company Response:

We have made the requested change.

8.	We note the disclosure in the last paragraph indicating that you will return old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Exchange Act Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout your document, as necessary.

Company Response:

We have made the requested change.

Securities and Exchange Commission

April 16, 2012

Certain conditions to the exchange offer, page 36

9.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before the acceptance of outstanding notes for exchange. Please revise the language accordingly.

Company Response:

We have made the requested change.

10.	We note that you may determine in your “reasonable judgment” whether the offer conditions have been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Company Response:

We have made the requested change.

Resale of Notes, page 39

11.	In the third bullet point under this section, please include, if true, that the notes are acquired in the ordinary course of business of the holder and any beneficial owner.

Company Response:

We have made the requested change.

Signatures, page S-2

12.	We note that that there are additional guarantors in the Senior Notes Indenture included in exhibit 4.1 of the Form 8-K filed May 25, 2011. Please advise.

Company Response:

Since execution of the Senior Notes Indenture dated May 25, 2011, certain guarantors had been formed, dissolved, merged into other entities, converted into limited liability companies or had their names changed. The following chart contains the detailed information:

Guarantor Originally Listed in the Indenture	New Guarantor	Note
Atone Acquisition Corporation		Dissolved
Atone Software, Inc		Dissolved
Basis 100 Corporation		Dissolved

Securities and Exchange Commission

April 16, 2012

CoreLogic CMSI, Inc.		Dissolved
CoreLogic Consumer Services, Inc.	CoreLogic Consumer Services, LLC	Successor entity after conversion from a corporation to a limited liability company
CoreLogic Credco of Puerto Rico, Inc.	CoreLogic Credco of Puerto Rico, LLC	Successor entity after conversion from a corporation to a limited liability company
CoreLogic Information Solutions Holdings, Inc.		Dissolved
CoreLogic Information Solutions, Inc.		Dissolved
CoreLogic Jenark, Inc.		Dissolved
CoreLogic Locate, Inc.		Dissolved
CoreLogic National Data Registry, LLC		Dissolved
CoreLogic Proxix Solutions, Inc.		Dissolved
CoreLogic Public Records, LLC		Dissolved
CoreLogic Real Estate Flood & Tax Solutions, LLC		Dissolved
CoreLogic Real Estate Information Services, LLC		Dissolved
CoreLogic Real Estate Solutions, LLC	CoreLogic Solutions, LLC	Name change
CoreLogic SafeRent, Inc.	CoreLogic SafeRent, LLC	Successor entity after conversion from a corporation to a limited liability company
CoreLogic Supply Chain Security, LLC		Dissolved
Teletrack, Inc.	Teletrack, LLC	Successor entity after conversion from a corporation to a limited liability company
CoreLogic US, Inc.	CoreLogic Information Resources, LLC	New subsidiary and successor entity after a merger
CreditReportPlus, LLC		Dissolved
Data Tree LLC		Dissolved
LeadClick Media, Inc.	LeadClick Media, LLC	Successor entity after conversion from a corporation to a limited liability company
Marketlinx, Inc.		Dissolved
Multifamily Community Insurance Agency, Inc.	Multifamily Community Insurance Agency, LLC	Successor entity after conversion from a corporation to a limited liability company
Omega Insurance Services, Inc.		Dissolved
Screeners Advantage, Inc.	Screeners Advantage, LLC	Successor entity after conversion from a corporation to a limited liability company
CoreLogic Dorado Corporation	CoreLogic Dorado, LLC	Successor entity after conversion from a corporation to a limited liability company

Securities and Exchange Commission

April 16, 2012

CoreLogic Holdings, Inc.		Dissolved
Texas HoldCo, LLC		Dissolved
N/A	CompuNet Credit Services, LLC	New subsidiary
N/A	CoreLogic Due Diligence, LLC	New subsidiary

CoreLogic Default Information Services, LLC, CoreLogic National Background Data, LLC, CoreLogic Holdings II, Inc. and Statistics Data, Inc. were included in the Senior Notes Indenture dated May 25, 2012 as additional guarantors, but were inadvertently omitted from the registration statement. We have revised the registration statement to include these three entities as additional registrants under the registration statement and made other necessary corresponding changes to the exhibits to the registration statement to be filed therewith.

Exhibit 99.1

13.	Refer to the carryover paragraph at the bottom of page 5 and the paragraph immediately following. Please delete the language in the letter indicating that the “undersigned understands” or “hereby understands” certain terms of the exchange.

Company Response:

We have made the requested change.

We are available to discuss any of our responses at your convenience. If there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at ((714) 250-7662). In addition, you are welcome to contact the following lawyer at Sidley Austin LLP: Sharon Flanagan ((415) 772-1271).

Very truly yours,

CORELOGIC, INC.

By:	/s/ Stergios Theologides
Name: Stergios Theologides
Title: Senior Vice President, General Counsel and Secretary